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                                                                     EXHIBIT 4.1

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                       SUMMARY OF ECONOMIC NEGOTIATIONS
         Bakery, Confectionery and Tobacco Workers International Union
                     Locals 16-T, 203-T, 229-T, and 359-T
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I.  Wages

    Each active full-time employee on the payroll of the Company, including employees absent due to occupational injury or illness, Medical Leave of Absence, Maternity Leave of Absence or other authorized leave under the Family Medical Leave Act, covered by this agreement, will receive payment in accordance with the following:

    A. Effective February 1, 1995: For each active employee on the payroll 12/31/94, a lump sum payment totaling two thousand dollars ($2,000.00).

         . Should the effective date fall on a Saturday, employees will receive the lump sum payment on the immediately preceding Friday. Should the effective date fall on a Sunday, employees will receive the lump sum payment on the immediately subsequent Monday.

         . The lump sum payment will be considered as pay solely for the purpose of the Deferred Profit Sharing Plan and will not be included in the base rate of subsequent years.

         . Probationary employees who are employees of the Employer on the date the lump sum payment is made will have their lump sum payment deferred until they have completed the probationary period.

    B.   For each active employee on the payroll effective February 1, 1995:
         The equivalent of 35 Promissory Shares.

         . The equivalent Promissory Shares will be vested on the above date.

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         .    The number of shares of equivalent Promissory Shares will be increased by the value of any Philip Morris Common Stock dividend(s) which would accrue during the one year period between the award date and the date of receipt.

         . The number of equivalent Promissory Shares will immediately be reduced by an amount equal to the value of the employee's liability for FICA taxable earnings payable on the equivalent Promissory Shares. The value of an equivalent Promissory Share will be equal to the mean of Common Stock trading price (highest/lowest) on the date the equivalent Promissory Shares are granted.

         . One year following the date the equivalent Promissory shares are awarded, each employee may either receive:

              1. An equivalent number of shares, including any dividend accrual, of Philip Morris Common Stock, or

              2. A cash payment equal to the value of the equivalent Promissory Shares including any dividend accrual.

         . The number of shares of Philip Morris Common Stock or cash payment will be reduced by an amount equal in value to minimum Federal, State, and Local tax withholding requirements.

         . If an employee elects to receive the equivalent Promissory Shares in the form of Philip Morris Common Stock, any resulting partial shares will be paid in cash.

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         .    An employee may not assign the award of equivalent Promissory
              Shares to anyone else.

         . In the event of an employee's death the award will be delivered to the employee's designated beneficiary if a designation of beneficiary form is completed, or the estate of the employee if no form is completed.

         . Equivalent Promissory Shares will be adjusted for any Philip Morris Common Stock splits which might occur prior to the date of receipt.

         . Since the award is equivalent Promissory Shares, there will be no Stockholder voting rights associated with any equivalent Promissory Shares.

         . Equivalent Promissory Shares or PM Common Stock issued as a cash payment equal to the value of the Promissory Shares will not be considered as "earnings" for purposes of DPS, Retirement, Life Insurance, and LTD.

         . The Company will issue a prospectus in accordance with applicable law outlining the details of this Promissory Stock proposal prior to 2/1/96.

    C. Effective February 1, 1997, employees will receive a general wage increase equal to two percent (2%) of the base rate and cost of living allowance fold-in for each respective job classification.

    D. Laid off employees who are recalled to the payroll on or after 2/1/95 and remain on the payroll through 2/1/96 will receive a lump sum bonus equal to the dollar value of 35 shares of Philip Morris Common Stock plus any quarterly dividend paid to holders of Philip Morris Common Stock from 2/1/95 to 2/1/96.

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         Newly hired employees who are on the payroll on 2/1/96 will receive a lump sum bonus equal to the dollar value of 35 shares of Philip Morris Common Stock plus any quarterly dividend paid to holders of Philip Morris Common Stock from 2/1/95 to 2/1/96, provided the employee has completed their probationary period. Employees who have not completed their probationary period as of 2/1/96 will have their lump sum bonus deferred until they have successfully completed their probationary period.

         The value of the lump sum payment will be determined by the mean of Philip Morris Common Stock trading price (highest/lowest) on 2/1/96. This payment shall not be construed to be part of any rate or pay structure of any contract or agreement collateral to this Agreement.

         Employees who quit or are terminated prior to 2/1/96 forfeit any Philip Morris Common Stock or an equivalent lump sum payment they would otherwise be entitled to on 2/1/96.

         Employees assigned to the Oriental Leaf Process at the Leaf Processing Facility in Richmond will receive payment as specified above.